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March 28, 2007

BY COURIER & FILED BY EDGAR
MAIL STOP: 4561

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4561

Attention: Mr. Mark P. Shuman, Branch Chief - Legal

Dear Mr. Shuman:

PlayBOX (US) Inc.
Registration Statement on Form SB-2 Amendment No. 3
Filed January 18, 2007
SEC File No. 333-134852

We write on behalf of PlayBOX (US) Inc. (the “Company” or “PlayBOX”) in response to the Staff’s letter of February 8, 2007 regarding the Company’s Amendment No. 3 to the Registration Statement on Form SB-2 filed January 18, 2007 (the “Comment Letter”) signed by Mr. Mark P. Shuman, Branch Chief - Legal of the United States Securities and Exchange Commission (the “Commission”). On behalf of the Company, we have filed with the Commission, via the EDGAR system, an Amendment No. 4 to the Registration Statement on Form SB-2 (as revised, the “Form SB-2/A4”). We enclose with this letter two copies of the Form SB-2/A4, plus two copies that have been redlined to show the changes from the Form SB-2 Amendment No. 3 filing.

In addition to the Form SB-2/A4, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined have the same meanings given such terms in the Form SB-2/A4.

Amendment No. 3 to Registration Statement on Form SB-2

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-10

1.

We note that your response to comment 5 of our letter dated October 30, 2006 does not appear to address your accounting for the development of Web-based interfaces. Separately, we note that your disclosure on page F-10 indicates that revenue from these services is recognized when the services are completed. As previously requested, please explain to us why you believe it is appropriate to recognize revenue from these set-up services at the time they are completed, as opposed to deferring the revenue and recognizing it over the term of the underlying hosting arrangement. As part of your response, explain to us your basis for concluding that these services have stand-alone value. Additionally, explain your basis for concluding that the ongoing hosting services are not essential to your customers receiving the expected benefit of the set-up fees. In this regard, tell us whether a customer would separately purchase Web-based interface development services without purchasing the ongoing services. For further guidance, refer to the interpretive response to question 1 under SAB Topic 13:A.3.f.

In response to Staff’s comment, the Company provides clarification that revenue received from the development of web-based interfaces is recognized when the service is completed as opposed to deferring the revenue for the following reasons:

The “Set-up fee” associated with the development of web-based interfaces is different from the “Upfront one time set-up fee” received from hosting arrangements. The “Set-up fee” from the development of web-based interfaces is received at the completion of the service as opposed to upon signing of the hosting agreement. Therefore, the receipt of the “Set-up fee” is only when the Company can reasonably assure collection.

Revenue received from the development of web-based interfaces is independent from the provision of hosting and bandwidth services. Consequently, the initial term of six months related to the hosting service does not apply to the development of web-based interfaces. Therefore, recognizing revenue from web-based interface development over the term of the hosting agreement is not applicable.

In response to Staff’s comment, the Company advises that the development of web-based interfaces has a stand-alone value to the client for the following reasons:

The developed web-based interfaces can be linked to the client’s own website or hosted on the Company’s server. Because clients can link the interfaces into their own websites, the Company’s other supplemental services (i.e. hosting service) are not necessary for the web-based interfaces to be of benefit to the client. Therefore, the service has a stand- alone value to the client.

The development of web-based interfaces is a service provided by the Company that is marketed separately. Therefore, the service has a stand-alone value to the client.

In response to Staff’s comment seeking an explanation for the Company’s “basis for concluding that the ongoing hosting services are not essential to [the Company’s] customers receiving the expected benefit of the set-up fees,” the Company provides the following explanation:

The ongoing hosting service is not essential to the Company’s customers receiving the expected benefit of the “Set-up fee” from the development of the web-based interface because the customers can host the interface directly from their own server or website. Therefore, revenues received from the development of web-based interfaces and from the provision of hosting services are independent from each other.

In response to Staff’s comment seeking information as to “whether a customer would separately purchase Web-based interface development services without purchasing the ongoing services,” the Company advises that customers who have their own websites or have their own servers would separately purchase the web-based interface development service without purchasing ongoing hosting services. For customers who do not have their own website or server, they have the option of either purchasing the Company’s ongoing hosting services or engaging another service provider to host the interface developed for them. Therefore, customers can separately purchase the web-based interface development service.

In reference to the interpretive response to question 1 under SAB Topic 13:A.3.f., which states that

“The staff believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for non-refundable, up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate,”

the Company advises that it follows this guidance in its accounting for both the “Set-up fee” it receives after completion of the development of the web-based interface and the “Upfront one time set-up fee” it receives from hosting agreements. As described above, the “set-up fee” the Company receives upon completion of the development of a web-based interface is in exchange for a service performed that represents the culmination of a separate earnings process, so the revenue from such fees are recognized when this service is completed. However, the “Upfront one time set-up fee” received from a hosting agreement does not represent the culmination of a separate earnings process; therefore, the Company defers the “Upfront one time set-up fee” with respect to this service over the initial term of six months as per the hosting agreement.

Note 4. Agency Exploitation Agreement, page F-16

2.

We note your response to comment 2 of our letter dated October 30, 2006 and it remains unclear to us why you believe that the PlayBOX software is within the scope of SFAS 86. In this regard, we note that the services you provide and the arrangements under which you provide them are within the scope of EITF 00-3. Further, we note you have concluded that your arrangements are not within the scope of SOP 97-2. Based on these considerations, the development costs for the PlayBOX software should be accounted for under 98-1. See EITF 00-3, par. 7, which indicates, in part, “if the vendor never sells, leases, or licenses the software in an arrangement within the scope of SOP 97-2, then the software is utilized in providing services and the development costs of the software should be accounted for in accordance with SOP 98-1.” Accordingly, revise your accounting for costs associated with the PlayBOX software to comply with the guidance of SOP 98-1.

In response to Staff’s comment, the Company provides clarification as to its position of applying SFAS 86 as opposed to SOP 98-1 in its accounting for the purchased PlayBOX software.

In reference to SOP 97-2, par. 2, which states that

“This SOP provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. It should be applied to those activities by all entities that earn such revenue. It does not apply, however, to revenue earned on products or services containing software that is incidental to the products or service as a whole,”

the Company advises that the PlayBOX software acquired by the Company was developed or modified to meet the external needs of the Company’s customers through the web-based interfaces marketed by the Company. Consequently, the PlayBOX software is an integral part (i.e. not incidental) to these web-based interfaces. For example, and as disclosed on page 29 of the From SB-2/A4 in the first bullet under the subheading “White Label Interface,” it is the PlayBOX application that enables the Company’s customers to establish their online presence, upload their own content, personalize their interface, use real time tracking and download information.

Therefore, based on the above facts and analysis, SOP 97-2 is applicable because the PlayBOX software is an integral part of the interface being marketed.

In addition, the Company notes the following language from SOP 98-1, paragraphs 12, 13 and 15:

“(12) For purposes of this SOP, internal-use software is software having the following characteristics:

	a.	The software is acquired, internally developed, or modified solely to meet the entity's internal needs.

b.	During the software's development or modification, no substantive plan exists or is being developed to market the software externally.

(13) An entity must meet both characteristics in paragraph 12 for software to be considered for internal use.

. . . .

(15) Computer software to be sold, leased, or otherwise marketed includes software that is part of a product or process to be sold to a customer and should be accounted for under FASB Statement No. 86.”

The Company advises that the PlayBOX software is not internal-use software under SOP 98-1 because it was not acquired, developed or modified solely to meet the Company’s internal needs. As described above, the PlayBOX software acquired by the Company was developed or modified to meet the external needs of the Company’s customers through the web-based interfaces marketed by the Company. The Company markets the PlayBOX software as part of the product or process (the development of web-based interfaces) sold to its customers and therefore, per paragraph 15 of SOP 98-1, the PlayBOX software should be accounted for under FASB Statement No. 86.

One of the major considerations in determining whether software is “internal” as opposed to “external” is whether the customer has the rights to use the software. In the Company’s case, the Company advises that its customers have full access rights to the software. As with most software agreements, if the customer stops paying for the rights to use the software, then the Company has the ability to terminate access to the interface utilizing the software. This is similar with any lease agreement with any product. Because the interface utilizing the software is web-based and the hosting agreement includes 24 hour client support, the Company has access to it. Furthermore, the hosting agreement states several specific responsibilities of the customer that signify some form of ownership (i.e., the customer is solely responsible for the accuracy, legitimacy, currency and compliance of its own material and website) of the software until cancelled or terminated due to a breach of the terms and conditions of the hosting agreement.

On the contrary, with internal software, the customer would not have any rights to control the use of the software to meet its specific requirements. As set forth in the examples provided by SOP 98-1, the software deemed by SOP 98-1 to be internal is software that is solely for internal company use or software that helps create a physical product that is sold externally.

Therefore, based on the above facts and analysis, per SOP 98-1, the PlayBOX software should be accounted for under FASB Statement No. 86.

In reference to EITF 00-3, par. 7, which indicates, in part, that

“The Task Force observed that if the vendor sells, leases, or licenses software that is within the scope of SOP 97-2, then the development costs of such software should be accounted for in accordance with Statement 86,”

the Company, in accordance with the above guidance, accounted for the PlayBOX software using SFAS 86 because, as described above, the PlayBOX software licensed by the Company to its customers is within the scope of SOP 97-2.

SFAS 86, paragraphs 6 and 7 are as set forth below:

“6. Capitalization of computer software costs shall cease when the product is available for general release to customers. Costs of maintenance and customer support shall be charged to expense when related revenue is recognized or when those costs are incurred, whichever occurs first.

Purchased Computer Software
7. The cost of purchased computer software to be sold, leased, or otherwise marketed that has no alternative future use shall be accounted for the same as the costs incurred to develop such software internally, as specified in paragraphs 3-6. If that purchased software has an alternative future use, the cost shall be capitalized when the software is acquired and accounted for in accordance with its use.”

In accordance with these paragraphs, the Company has expensed as opposed to capitalized the purchased PlayBOX software as it was already available for general release when the Company acquired it on March 31, 2006.

Finally, the Company acknowledges that it will be required to furnish a letter to the Commission with the required “Tandy” language prior to the acceleration of the effective date of the Registration Statement.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7410.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor
for Lang Michener LLP

MHT/iag
Encls.

cc:	Ms. Christine Davis
Mr. Daniel Lee
Mr. Brad Skinner, Branch Chief

cc:	PlayBOX (US) Inc.
Attention: Mr. Robert Burden, CEO